Exhibit 99.1

March 14, 2025

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Wipro Realigns Business Lines to Augment Go-to-Market Capabilities

Shift in alignment with changing Industry trends and evolving client demands

EAST BRUNSWICK, N.J. | BENGALURU, India – March 14, 2025: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, today announced realignment within its Global Business Lines (GBLs) to deepen alignment to clients’ evolving business needs and capitalize on emerging technology opportunities driven by AI, cloud, and digital transformation.

Clients are increasingly seeking integrated, outcome-driven solutions that enhance agility and innovation. To better meet these needs, Wipro will realign its Global Business Lines.

“This evolution of our business lines will enable us to further sharpen our focus towards client needs with consulting-led and AI-powered solutions,” said Srini Pallia, Chief Executive Officer & Managing Director, Wipro Limited. This realignment will allow us to serve our clients better, enabling us to deliver tailored, high-impact transformation,” he added.

These changes will come into effect from April 1, 2025.

Wipro will continue to operate with four GBLs, organized around client buying behavior:

•

Technology Services: Led by Nagendra Bandaru, this GBL will deliver cloud-enabled and industry-specific technology solutions. It will focus on Digital and Industry Cloud, Cyber Security and Risk Services, Cloud and Infrastructure Services, Data, Analytics and AI, Enterprise Applications, and Designit.

•	Business Process Services: Led by Jasjit Singh Kang, this GBL will focus on digital operations and business process transformation.

•	Consulting Services: Led by Amit Kumar, this GBL will provide strategic advisory and transformation services.

•	Engineering: Led by Srikumar Rao, this GBL will continue to provide engineering and R&D services.

•	There is no change to Capco. Anne-Marie Rowland will continue to lead it.

Jo Debecker, who led Wipro FullStride Cloud, has decided to pursue opportunities outside Wipro.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Media Contact:

Wipro Media Relations

media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.